Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

May 29, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1

Filed May 11, 2009

File Number 333-159119

Dear Mr. Schwall:

We have reviewed your comments sent May 28, 2009 regarding our recent S-1 filing and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

Exhibits, page II-4

1.

Your exhibit index indicates that the legality opinion is “filed herewith”. We note, however, that the legality opinion has not been filed. You will expedite the review process by promptly filing the legality opinion with your next amendment.

Response:

The “filed herewith” comment was a clerical error, as it should have indicated it would be filed with amendment.  We will include the legal opinion along with the pre-effective amendment S-1/A filing.

Financial Statements

General

2.

Please note the financial statement update requirements of Article 8 of

Regulation S-X. In your next amendment, please include updated financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:

We have updated the financial statements in compliance with Article 8 of Regulation S-X to include interim information to March 31, 2009.  Changes are also marked on the amended S-1/A draft document sent for your review in the Financial Statements and Management Discussion and Analysis sections.

Closing Comments

We have amended the registration statement in response to these comments and will provide a marked copy along with this letter to expedite your review.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500